Filed Pursuant to Rule 424(b)(3)

Registration No. 333-266810

PROSPECTUS SUPPLEMENT NO. 5

(To Prospectus dated April 14, 2023)

UP TO 500,000 SHARES OF COMMON STOCK

This prospectus supplement updates and supplements the prospectus, dated April 14, 2023 (as supplemented to date, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-266810). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 5.02 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by Ampere Computing LLC or its permitted transferees (“Ampere” or the “selling stockholder”) of up to 500,000 shares (the “Shares”) of common stock, par value $0.0001 (the “common stock”), of the Company, issued upon the exercise of the vested portion of that certain warrant issued to the selling stockholder (the “Ampere Warrant”) pursuant to the warrant subscription agreement, dated as of October 6, 2021, by and between Legacy Rigetti (as defined below) and Ampere (the “Warrant Subscription Agreement”), for an aggregate purchase price (including amounts for exercise) of $10,000,000, or $10.00 per share. The Shares consist of 500,000 outstanding shares of common stock issued in connection with the exercise of the vested portion of the Ampere Warrant and receipt by the Company of an aggregate $5,000,000 (including aggregate exercise price).

The selling stockholder may offer, sell or distribute all or a portion of the Shares publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the Shares.

We will bear all costs, expenses and fees in connection with the registration of these Shares, including with regard to compliance with state securities or “blue sky” laws. The selling stockholder will bear all commissions and discounts, if any, attributable to their sale of Shares. See the section entitled “Plan of Distribution.”

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

The common stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “RGTI.” On October 30, 2023, the last reported sales price of the common stock as reported on Nasdaq was $1.08 per share.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risks. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 16 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 31, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 30, 2023

RIGETTI COMPUTING, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40140	88-0950636
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

775 Heinz Avenue, Berkeley, California	94710
(Address of principal executive offices)	(Zip Code)

(510) 210-5550

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	RGTI	The Nasdaq Capital Market
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	RGTIW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Election of Director and Chairman of the Board of Directors

On October 30, 2023, the board of directors (the “Board”) of Rigetti Computing, Inc. (the “Company”), upon the recommendation of the nominating and corporate governance committee of the Board, increased the size of the Board from seven to eight directors, elected Thomas J. Iannotti as a Class II director and appointed Mr. Iannotti Chairman of the Board, in each case effective immediately. Mr. Iannotti’s term as a Class II director continues until the Company’s 2024 annual meeting of stockholders and until his successor is duly elected and qualified, or until his earlier death, resignation or removal. Mr. Iannotti succeeds Cathy McCarthy as Chair of the Board, with Ms. McCarthy continuing to serve as a Class III director.

Pursuant to the Company’s Non-Employee Director Compensation Policy, which was amended in connection with Mr. Iannotti’s appointment to reflect the compensation to which Mr. Iannotti will be entitled for his service as non-executive Chairman of the Board and to reduce the amounts of the annual cash retainers to which the Company’s directors are entitled for service on the Board and its committees (as so amended, the “Director Compensation Policy”), Mr. Iannotti will be entitled to receive an annual cash retainer for service as a director in the amount of $36,000 and an additional annual cash retainer for service as non-executive Chairman of the Board in the amount of $22,500, prorated based on days served.

In addition, pursuant to the Director Compensation Policy, for his service as non-executive Chairman of the Board, Mr. Iannotti will be entitled to receive an initial grant of stock options pursuant to the Company’s 2022 Equity Incentive Plan (the “Initial Option Grant”) to purchase up to 720,000 shares of the Company’s common stock, $0.0001 par value per share (“Common Stock”), provided that the aggregate grant date fair value of the Initial Option Grant combined with the cash retainers payable to Mr. Iannotti for the period from his appointment to the board through the day immediately preceding the Company’s 2024 annual meeting of stockholders may not exceed $1,000,000. The Initial Option Grant will vest in three equal annual installments beginning on the first anniversary of the grant date, subject to his continuous service through each vesting date.

Pursuant to the Director Compensation Policy, Mr. Iannotti will also be entitled to receive on the date of each annual meeting of stockholders following which he continues to serve as non-executive Chairman of the Board a grant of stock options to purchase up to 140,000 shares Common Stock pursuant to the Company’s 2022 Equity Incentive Plan (each, an “Annual Option Grant”) with an aggregate grant date fair value equal to $420,000. Each Annual Option Grant will vest in full on the earlier of: (a) the date of the following year’s annual meeting of stockholders (or the date immediately prior to the following year’s annual meeting of stockholders if Mr. Iannotti’s service as a director ends at such annual meeting due to his failure to be re-elected or his not standing for re-election); or (b) the one-year anniversary measured from the date of grant, in each case subject to Mr. Iannotti’s continuous service through such vesting date.

There are no arrangements or understandings between Mr. Iannotti and any other person pursuant to which he was elected as a director. Mr. Iannotti does not have any family relationships with any of the Company’s directors or executive officers and he does not have a direct or indirect material interest in any transaction that would require disclosure under Item 404(a) of Regulation S-K.

Item 7.01 Regulation FD Disclosure.

On October 31, 2023, the Company issued a press release announcing the appointment of Mr. Iannotti as Chairman of the Board. The press release is furnished as Exhibit 99.1 hereto and incorporated herein by reference.

The information included in Item 7.01 of this Current Report (including Exhibit 99.1 hereto) is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or otherwise subject to liabilities of that section, and shall not be deemed incorporated by reference into any filing under the Exchange Act or the Securities Act of 1933, as amended (“Securities Act”), except as expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release issued by Rigetti Computing, Inc., dated October 31, 2023

104	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Inline XBRL document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 31, 2023

RIGETTI COMPUTING, INC.

By:	/s/ Jeffrey A. Bertelsen
Jeffrey A. Bertelsen
Chief Financial Officer